UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 January 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT Post wins largest contract since deregulation of the postal network; three year, € 134 million (£ 90 million) contract, awarded by BT

15 January 2007

15 January 2007

TNT Post wins largest contract since deregulation of the postal network; three year, € 134 million (£ 90 million) contract, awarded by BT

BT, the leading provider of communications solutions in the UK, has awarded TNT Post the largest postal contract since deregulation of the service in 2004. The contract will see TNT Post handle over 170 million items annually of predominately transactional mail; bills and statements, with final mile delivery through the Royal Mail. The three year € 134 million (£ 90 million) deal reinforces TNT Post's position in the postal market.

The deal will see BT use TNT Post's Premier service, a two day time definite service for pre-sorted mail with Royal Mail continuing to carry out the final sort and delivery to customers' homes nationwide. The service offers valuable benefits to both BT and its 25 million customers in the UK such as:

– Flexible pick up times

– Use of tracking systems that enable improved visibility and management

– Fast and reliable 2 day service.

Following a competitive process, it was these value added benefits, combined with the wide range of additional TNT Post services that secured the deal for the mailing firm.

Gary Parker from BT's Procurement and Supply Chain said: "BT is pleased to be in a position to award this business to TNT Post. Their offer on price and service delivers significant benefits for BT and its Customers. We have also been impressed by the plans that TNT Post have in place for development and expansion of their services in the UK."

Nick Wells, CEO TNT Post UK, said: "Thanks to BT, this award of the biggest contract to date in the deregulated postal market to TNT Post is affirmation as our position as the main challenger to Royal Mail. We have the right product, at the right price with the right team. That is why our clients win by choosing TNT Post."

TNT Post has to date secured a number of significant clients wins in the telecommunications market including T-Mobile and Virgin Mobile.

About TNT Post

TNT Post is the number one innovator in the UK's postal industry. It provides full-service sophisticated services, superior efficiency, flexibility and greater value.

Since the liberalisation of the UK postal market on 1st January 2006, TNT Post has been a leading player in the market processing over 60 million letters a month. Despite still having to face numerous barriers to fair competition in the UK postal market, TNT Post has in a short period of time impressed businesses with its innovation, high-level service approach and cutting-edge technology investments. It has notched up some significant wins across sectors such as banking, utilities, leisure and media.

TNT Post, formerly TNT Mail, was established in early 2003 and signed its downstream access agreement with Royal Mail in April 2004 and began operations in late August 2004. Since its launch, it has developed a number of products for customers:

– Premier – a 2 Day Premier Business Service with 'final mile' delivery by Royal Mail e.g. bills, statements, direct mail and general customer correspondence;

– PremierSort – the collection and processing of unsorted mail before 'final mile' delivery by Royal Mail;

– PremierSort Flex – based on the same principles as PremierSort, this service is designed to specifically benefit SME's across the UK, bringing flexibility, cost savings and high-level service to businesses with lower mail volumes; - End to End - The acquisition of JD Williams' courier network will provide TNT Post with the resource to provide a delivery service for both letters and heavier weighted, non-time sensitive items using its own delivery networks.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and an operating income of € 921 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 16 January 2007